August 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Liz Packebusch and Ms. Irene Barberena-Meissner

Re: New Century Logistics (BVI) Ltd

Amendment No. 4 to Registration Statement on Form F-1

Filed April 16, 2024

File No. 333-274115

Dear Ms. Liz Packebusch and Ms. Irene Barberena-Meissner:

Please find below our responses to the questions raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 9, 2024 (the “Comment Letter”), relating to the Amendment No. 4 to Registration Statement on Form F-1, which was filed with the Commission by New Century Logistics (BVI) Ltd (the “Company” or “we”) on April 16, 2024.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form F-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

1.

We note that the audit opinion refers to the “consolidated” statements of income and comprehensive income, changes in shareholders’ equity and cash flows, but does not refer to the “consolidated” balance sheets. We also note you present Consolidated Balance Sheets on page F-3. Please coordinate with your auditors and tell us why the audit opinion does not refer to consolidated balance sheets or revise as appropriate.

Response	The auditors have informed us that this was a typographical error. The revised Registration Statement contains an updated audit opinion that refers to the “Consolidated” balance sheets.

2.

We note that you entered into an engagement agreement with Craft Capital management LLC (“Craft Capital”) on February 7, 2023 to serve as your underwriters in this offering, then terminated the agreement on September 25, 2023. We also note that the Underwriting Agreement with Craft Capital was never filed as an exhibit.

You state that you received a letter from Craft Capital on September 27, 2023 alleging you breached the engagement agreement and demanding compensation of $78,126 for expenses Craft Capital claimed to have incurred, and a breakup fee of $100,000.

Please address the following:

●	Tell us whether or not you recorded the $78,126 of expenses Craft Capital claimed to have incurred on your statement of operations for the year ended September 30, 2023 and the basis for your accounting.

Response

According to ASC 450, a contingent liability involves uncertainty about whether a loss has been incurred. A liability for a contingent loss should be accrued only if the loss is both probable and reasonably estimable. Based on available information at the date of issuance of consolidated financial statements, we do not believe that the Company must pay these expenses and there is uncertainty that such a loss will be incurred. Moreover, the Company is also not aware of any lawsuit or pending proceedings in connection with such claim. Therefore, we have not recorded the expenses on our statement of operations for the year ended September 30, 2023 and just provide detailed disclosure on contingencies for the claim.

On July 18, 2024, we entered into a new engagement agreement with Craft Capital to act as our underwriter in this offering. Under the terms of the new engagement agreement, the Company agreed to reimburse Craft Capital for an amount of $25,000 representing legal fee incurred previously and the remaining balance of $53,126 claimed by Craft Capital was waived. The agreed amount of $25,000 was accrued in the statement of financial position as of March 31, 2024 accordingly.

●	Tell us the amount of fees that were expensed and paid to Craft Capital under the engagement agreement for the year ended September 30, 2023.

Response

Expenses of $21,386.76, including traveling and researching charges, that were incurred on our statement of operations for the year ended September 30, 2023 and $62,948.71, including the initial advance of $25,000 as per the agreement and legal and advisory fees, was recorded in deferred IPO cost as of September 30, 2023.

●	Tell us whether you have any amounts due to Craft Capital as of September 30, 2023.

Response	The Company does not have any outstanding amounts due to Craft Capital as of September 30, 2023.

●	Provide us with the details of your engagement agreement that discusses the $100,000 breakup fee.

Response	The signed engagement agreement between the Company and Craft Capital dated February 7, 2023, does not provide for any break-up fee. In addition, the Company entered into a new engagement agreement with Craft Capital on July 18, 2024, pursuant to which the Company has agreed to reimburse Craft Capital for an amount of $25,000, for previously incurred legal fees. Accordingly, the Company and Craft Capital have agreed that no further break-up fee is payable.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised F-1.

Very truly yours,

By:	/s/ Ngan Ching Shun
Name:	Ngan Ching Shun
Chief Executive Officer